FORM 11-K

             SECURITIES AND EXCHANGE COMMISSION

                    Washington, DC  20549
                      __________________

    (X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

           For the fiscal year ended December 31, 1995

                             OR

    ( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
          THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)



                  Commission File No. 1-9294

                     IMO INDUSTRIES INC.
                EMPLOYEES STOCK SAVINGS PLAN

                  (Full Title of the Plan)


                     Imo Industries Inc.
                      1009 Lenox Drive
                  Lawrenceville, NJ  08648

           (Name of Issuer of the Securities Held
             Pursuant to the Plan and the Address
              of its Principal Executive Office)





       IMO INDUSTRIES INC. EMPLOYEES STOCK SAVING PLAN

                 ANNUAL REPORT ON FORM 11-K

                      December 31, 1995

                            INDEX



                                                                 Page
                                                               Reference

SIGNATURE PAGE...........................................          3

AUDITED FINANCIAL STATEMENTS

Report of Independent Auditors...........................          4
Statements of Net Assets Available for Plan Benefits.....         5-6
Statements of Changes in Net Assets Available for Plan
 Benefits................................................         7-8
Notes to Financial Statements............................         9-12

SUPPLEMENTARY INFORMATION

Assets Held for Investment...............................         13
Reportable Transactions..................................         14


EXHIBITS

Consent of Independent Auditors..........................         15




                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




IMO INDUSTRIES INC.
EMPLOYEES STOCK SAVINGS PLAN
(Name of Plan)

/s/ Donald F. Vosburgh
Donald F. Vosburgh
Vice President, Human Resources
Imo Industries Inc.

For Administrative Committee

Date:  June 27, 1996



                               3




               REPORT OF INDEPENDENT AUDITORS


Administrative Committee of the Imo Industries Inc.  Employees
  Stock Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Imo Industries Inc. Employees Stock Savings Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1995, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




                                      /s/ Ernst & Young LLP
Princeton, NJ
June 24, 1996



                              4

                            IMO INDUSTRIES INC.
                       EMPLOYEES STOCK SAVINGS PLAN
           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            December 31, 1995
                         Imo           Merrill          SEI          SEI
                      Industries        Lynch         Equity       S&P 500
                         Inc.          Capital        Income        Index
                     Common Stock        Fund          Fund          Fund
Investments, at fair
 value (Note B):
Imo Industries
 Inc. Common Stock     $6,434,202
Mutual fund                          $13,161,269     $353,182     $5,354,235
Collective Trust
 Fund (cost
 approximates
 market)
Group Annuity
  Contract at
  contract
  value
Total Investments      6,434,202      13,161,269      353,182      5,354,235

Cash                     163,826

Participant loans         59,989         164,798                      65,765


NET ASSETS AVAILABLE
  FOR PLAN BENEFITS   $6,658,017     $13,326,067     $353,182     $5,420,000



See notes to financial statements.


                                         5

                             IMO INDUSTRIES INC.
                        EMPLOYEES STOCK SAVINGS PLAN
             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              December 31, 1995
                        SEI
                       Small     Scudder                    SEI
                        Cap     Interna-      Fixed        Stable
                      Growth     tional      Income         Asset
                       Fund       Fund       Account        Fund      Total
Investments, at
 fair value (Note
 B):
Imo Industries
 Inc. Common Stock                                                   $ 6,434,202
Mutual fund          $546,938   $167,182                              19,582,806
Collective Trust
 Fund (cost
 approximates
 market)                                                $24,550,082   24,550,082
Group Annuity
 Contract at
 contract value                             $2,504,696                 2,504,696
Total Investments    546,938     167,182     2,504,696   24,550,082   53,071,786

Cash                                                                     163,826

Participant Loans                               35,710      388,088      714,350

NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS      $546,938    $167,182    $2,540,406  $24,938,170  $53,949,962

See notes to financial statements.

                                             5




                            IMO INDUSTRIES INC.
                       EMPLOYEES STOCK SAVINGS PLAN
          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           December 31, 1994*
                             Imo             Merrill
                          Industries          Lynch            Fixed
                             Inc.            Capital          Income
                         Common Stock          Fund           Account
Investments, at fair
value (Note B):
Imo Industries Inc.
 Common Stock            $14,046,526
Mutual fund                                 $14,363,180
Collective Trust
 Fund (cost approx-
 imates market)
Group Annuity
 Contract at contract
 value                                                      $7,730,015
Investment Contract
Total Investments         14,046,526         14,363,180      7,730,015

Cash

Accrued Interest and
 Dividends Receivable

Contributions Paid
 (Received) in
 Advance                       2,486               (841)

Due (To) From Other
 Funds                         4,615             31,755

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS       $14,053,627        $14,394,094    $7,730,015

* Reclassified to conform to 1995 presentation.

See notes to financial statements.

                                      6

                         IMO INDUSTRIES INC.
                    EMPLOYEES STOCK SAVINGS PLAN
         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         December 31, 1994*
                          Merrill
                           Lynch         Commonwealth
                         Retirement      Equity Total
                        Preservation        Return
                          Trust &           Account
                        Other Fund         Contract            Total
Investments, at fair
 value (Note B):
Imo Industries Inc.
 Common Stock                                               $14,046,526
Mutual fund                                                  14,363,180
Collective Trust
 Fund (cost approxi-
 mates market)           $38,224,818                         38,224,818
Group Annuity
 Contract at
 contract value                                               7,730,015
Investment Contract                        $5,155,483         5,155,483
Total Investments         38,224,818        5,155,483        79,520,022

Cash                          56,833                             56,833

Accrued Interest and
 Dividends Receivable          9,716                              9,716

Contributions Paid
 (Received) in
 Advance                      (2,793)           2,492             1,344

Due (To) From Other
 Funds                        34,181          (70,551)                0

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS       $38,322,755       $5,087,424       $79,587,915


*Reclassified to conform to 1995 presentation.

See notes to financial statements.

                                       6



                            IMO INDUSTRIES INC.
                       EMPLOYEES STOCK SAVINGS PLAN
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       Year Ended December 31, 1995
                            Imo            Merrill       SEI           SEI
                         Industries         Lynch       Equity       S&P 500
                            Inc.           Capital      Income        Index
                        Common Stock        Fund         Fund          Fund
Investment Income:
 Interest
 Dividends                                $1,367,488    $43,479      $141,677
 Net realized and
 unrealized gains
 (losses)              $(5,814,249)        2,278,378     (4,089)      927,425
Total investment
 income (loss)          (5,814,249)        3,645,866     39,390     1,069,102

Contributions:
 Employee                  404,925           884,479     34,960       395,059
 Employer                  712,716

Total Investment
 Income (Loss) and
 Contributions          (4,696,608)        4,530,345     74,350     1,464,161

Distributions to
 participants:
 Shares                   (967,671)         (270,051)
 Cash                     (906,511)       (1,663,475)      (258)     (603,332)
                        (1,874,182)       (1,933,526)      (258)     (603,332)

Net Loan Activity          (57,094)         (159,176)       (29)      (62,864)

Net Interfund
 Transfers                 505,229          (263,435)    277,694    5,562,759

Net Transfers (to)
 from Other Plans       (1,272,955)       (3,242,235)      1,425     (940,724)

Net Increase
 (Decrease)             (7,395,610)       (1,068,027)    353,182    5,420,000

Net assets available
 for plan benefits
 at beginning of year   14,053,627        14,394,094           0            0

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
 AT END OF YEAR         $6,658,017       $13,326,067    $353,182   $5,420,000

See notes to financial statements.


                                       7

                           IMO INDUSTRIES INC.
                      EMPLOYEES STOCK SAVINGS PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      Year Ended December 31, 1995
                           SEI                      Commonwealth
                          Small       Scudder       Equity Total
                           Cap       Interna-          Return          Fixed
                          Growth      tional           Account        Income
                          Fund         Fund           Contract        Account

Investment Income:
 Interest                                                             $311,974
 Dividends               $97,428       $5,275
 Net realized and
 unrealized gains
 (losses)                (52,994)         684          $435,165
Total investment
 income (loss)            44,434        5,959           435,165        311,974


Contributions:
   Employee               41,076       35,821            42,508
   Employer

Total Investment
 Income (Loss) and
 Contributions            85,510       41,780           477,673        311,974


Distributions to
 participants:
 Shares
 Cash                       (203)        (197)          (99,733)      (834,050)
                            (203)        (197)          (99,733)      (834,050)

Net Loan Activity            555          596                          (35,709)

Net Interfund
 Transfers               455,206      118,255        (5,466,223)      (281,582)


Net Transfers (to)
 from Other Plans          5,870        6,748               859     (4,350,242)

Net Increase
 (Decrease)              546,938      167,182        (5,087,424)    (5,189,609)


Net assets available
 for plan benefits at
 beginning of year             0            0         5,087,424      7,730,015


NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
 AT END OF YEAR         $546,938     $167,182                $0     $2,540,406

See notes to financial statements.

                                             7


                          IMO INDUSTRIES INC.
                      EMPLOYEES STOCK SAVINGS PLAN
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      Year Ended December 31, 1995
                     Merrill Lynch
                      Retirement
                     Preservation                SEI
                     Trust & Other           Stable Asset
                         Fund                    Fund                 Total
Investment Income:
 Interest               $375,320              $1,253,241           $1,940,535
 Dividends                                                          1,655,347
 Net realized and
 unrealized gains
 (losses)                                                          (2,229,680)
Total investment
 income (loss)           375,320               1,253,241            1,366,202

Contributions:
 Employee                368,726               1,047,735            3,255,289
 Employer                                                             712,716

Total Investment
 Income (Loss) and
 Contributions           744,046               2,300,976            5,334,207

Distributions to
 participants:
 Shares                                                            (1,237,722)
 Cash                 (1,467,083)             (6,056,840)         (11,631,682)
                      (1,467,083)             (6,056,840)         (12,869,404)

Net Loan Activity                               (376,495)            (690,216)

Net Interfund
 Transfers           (37,600,379)             36,692,476                    0

Net Transfers (to)
 from Other Plans            661              (7,621,947)         (17,412,540)

Net Increase
 (Decrease)          (38,322,755)             24,938,170          (25,637,953)

Net assets available
 for plan benefits
 at beginning of
 year                 38,322,755                       0           79,587,915

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
 AT END OF YEAR               $0             $24,938,170          $53,949,962

See notes to financial statements.

                                    7

                         IMO INDUSTRIES INC.
                    EMPLOYEES STOCK SAVINGS PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    Year Ended December 31, 1994*
                          Imo          Merrill           Commonwealth
                       Industries       Lynch            Equity Total
                          Inc.         Capital          Return Account
                      Common Stock      Fund               Contract
Investment Income:
 Interest
 Dividends                            $1,298,995
 Net realized and
 unrealized gains
 (losses)              $3,656,516     (1,242,119)             $67,046
Total investment
 income (loss)          3,656,516         56,876               67,046

Contributions:
 Employee                 658,998      1,542,043              792,723
 Employer

Total Investment
 Income (Loss) and
 Contributions          4,315,514      1,598,919              859,769


Distributions to
participants:
 Shares                  (661,908)       (38,126)
 Cash                  (1,815,792)    (1,946,634)           (820,495)
                       (2,477,700)    (1,984,760)           (820,495)

Net Interfund
 Transfers               (119,170)       536,636              31,458

Net Transfers (to)
 from Other Plans          15,188         31,724              32,149

Net Increase
 (Decrease)             1,733,832        182,519             102,881

Net assets available
 for plan benefits at
 beginning of year     12,319,795     14,211,575           4,984,543

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
 AT END OF YEAR       $14,053,627    $14,394,094          $5,087,424

*Reclassified to conform to 1995 presentation.
See notes to financial statements.


                              8

                             IMO INDUSTRIES INC.
                       EMPLOYEES STOCK SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        Year Ended December 31, 1994*

                                             Merrill Lynch
                                              Retirement
                             Fixed           Preservation
                            Income           Trust & Other
                            Account              Fund               Total
Investment Income:
 Interest                  $648,230           $2,295,436         $2,943,666
 Dividends                                                        1,298,995
 Net realized and
 unrealized gains
 (losses)                                                         2,481,443
Total investment
 income (loss)              648,230            2,295,436          6,724,104

Contributions:
 Employee                                      2,493,902          5,487,666
 Employer                                                                 0

Total Investment
 Income (Loss) and
 Contributions              648,230            4,789,338         12,211,770

Distributions to
 participants:
 Shares                                                            (700,034)
 Cash                    (1,581,436)          (7,691,296)       (13,855,653)
                         (1,581,436)          (7,691,296)       (14,555,687)

Net Interfund
 Transfers               (4,923,428)           4,474,504                  0

Net Transfers (to)
 from Other Plans                                 52,501            131,562

Net Increase
 (Decrease)              (5,856,634)           1,625,047         (2,212,355)

Net assets available
 for plan benefits at
 beginning of year       13,586,649           36,697,708         81,800,270

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
 AT END OF YEAR          $7,730,015          $38,322,755        $79,587,915

* Reclassified to conform to 1995 presentation.
See notes to financial statements.


                                       8



                     IMO INDUSTRIES INC.
                EMPLOYEES STOCK SAVINGS PLAN

                NOTES TO FINANCIAL STATEMENTS

                      DECEMBER 31, 1995

 NOTE A -- DESCRIPTION OF THE PLAN

The Imo Industries Inc. Employees Stock Savings Plan (the "Plan") is an employee benefit plan in which substantially all employees of Imo Industries Inc. and its subsidiaries (the "Company") may participate on the first day of the month following the date of hire. The following employees are not eligible to participate in the Plan: (i) employees whose employment contracts exclude them from participation; (ii) members of a collective bargaining unit covered by a collective bargaining agreement that does not specifically provide for their coverage; (iii) temporary hourly-paid employees who work less than 1,020 hours per year; (iv) employees who are employed at a division or facility specifically excluded from participation; and (v) employees paid on a non-United States payroll.

Under the Plan, eligible employees may contribute from 1% to 12% of their compensation on a pre-tax basis, up to a maximum of $9,240 for the 1995 calendar year. The Company may provide a matching contribution of up to 75% of the first 6% of each participant's pre-tax contribution as determined from time to time by the Company's Board of Directors. Effective July 1, 1995 the Company restored its matching contribution, previously suspended in July 1992, at 25% of the first 6% of each participant's pre-tax contribution. In addition, in April 1995 the Company made a one-time contribution of $410,000 to the Plan to fund a difference in the number of shares of Imo Industries Inc. Common Stock as reported by the recordkeeper and trustee. This difference resulted from timing differences in execution of transactions by the recordkeeper and trustee. Effective April 1, 1995, these timing differences no longer occur due to a change in trustee (See Note E) and preparation of daily reconciliations of fund balances.

A participant's interest in his pre-tax contributions and the Company's matching contributions is at all times 100% vested
and   nonforfeitable.    Distributions   are   made   upon   a
participant's  death,  disability  or  other  termination   of
employment; however, limited withdrawal rights in the event of a financial hardship apply with respect to a participant's pre-tax contributions. A participant's right or interest under the Plan is not transferable or assignable.

Effective January 1, 1995, the Plan was amended to allow for participant loans. Under the new provisions, participants, who are active employees of the Company, may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balance. Principal repayments and interest are deposited into the participant's account through payroll deductions. Loans must be repaid in full within five years. Upon termination of employment from the Company any outstanding loan balance must be repaid within 90 days.


                              9


Participants may elect to have their pre-tax contributions invested in any of the following investments in 1% increments:
(i) Company's Common Stock; (ii) Merrill Lynch Capital Fund, Inc., a mutual fund investing in equity, debt and convertible securities; (iii) SEI Stable Asset Fund, a collective trust fund consisting primarily of guaranteed insurance contracts;
(iv) SEI Equity Income Fund, a mutual fund investing in stocks of large companies; (v) SEI S&P 500 Index Fund, a mutual fund investing in stocks of companies included in the S&P 500 Index; (vi) SEI Small Cap Growth Fund, a mutual fund investing in stocks of small, growing companies; and (vii) Scudder International Fund, a mutual fund investing in stocks of companies in Europe, Asia, and South America. The Company's matching contributions to the Plan are invested in the Company's Common Stock, and any dividends received will be reinvested in the Company's Common Stock. Participants may change their contribution rate once every thirty days. Changes in investment options for future contributions and redirection of investments may be done at any time.

The Company has the right to amend the Plan in such manner as it may determine, provided that no such amendment may divert any portion of the vested account, cause the diversion of plan assets or, without stockholder approval, increase the maximum permitted rate of employer matching contributions. Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

NOTE B -- SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: Cash and cash equivalents consist of amounts temporarily invested by the Trustee in a short-term income producing fund (Cash Fund), pending the investment of the amounts in one of the Plan's investment alternatives.

Accounting  for  Investments:  The Plan's  investment  in  the
Company's Common Stock is valued at the closing price on the last business day of the fiscal year on the New York Stock Exchange. The fixed income accounts and the SEI Stable Asset Fund are valued at cost plus accrued interest which approximates market value. Shares of mutual funds are valued at the net asset value per share reported by such funds.

Investment  transactions are accounted for  on  the  date  the
securities  are  purchased  or sold  (trade  date).   Dividend
income is recorded on the ex-dividend date and interest income is accrued as earned.

Expenses: All Plan administrative expenses are paid by the Company.

Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



                             10


Income Taxes: The Plan obtained its latest determination letter on December 18, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Section 401(a) of the Internal Revenue Code ("IRC") and the Plan's related trust is tax-exempt under IRC
Section 501(a). The Plan has adopted amendments required by subsequent legislation and filed for a new determination letter on March 30, 1995. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

NOTE C -- INVESTMENTS

The cost of investments and number of shares or units held at December 31, 1995 and 1994 were as follows:

                                1995                   1994
                         Shares       Cost      Shares      Cost
Imo Industries Inc.
 Common Stock            935,884  $11,838,640  1,146,655  $15,814,509

Merrill Lynch
 Capital Fund            430,885   11,467,293    558,879   14,335,633

SEI Equity Income
 Fund                     22,896      360,943      --         --

SEI S&P 500 Index
 Fund                    268,733    4,521,242      --         --

SEI Small Cap Growth
 Fund                     32,908      621,466      --         --

Scudder International
 Fund                      3,824      167,742      --         --

Commonwealth  Equity
 Total Return Account
 Contract                   --         --          8,955    4,561,684

Transamerica Life
 Insurance Company
 8.45% Group Annuity
 Contract                  --       2,504,696      --       7,730,015

Merrill Lynch
 Retirement
 Preservation
 Trust                     --         --           --      38,185,630

EBP Real Estate Fund                                 100      136,859

SEI Stable Asset Fund      --     24,550,082       --        --

                                 $56,032,104              $80,764,330


                                     11


On  January  3,  1996 the Transamerica Life Insurance  Company
8.45% Group Annuity Contract was redeemed and proceeds were invested in the SEI Stable Asset Fund.

NOTE D -- WITHDRAWALS PAYABLE

At December 31, 1995 there were no withdrawals requested but not yet paid. At December 31, 1994, withdrawals requested but not yet paid were:

                                  12/31/94

Imo Industries Inc.Common
 Stock Fund                     $  21,934

Merrill Lynch Capital Fund         56,788

Commonwealth Equity Total
 Return Account Contract           45,272

Merrill Lynch Retirement
Preservation Trust                486,996

                                $ 610,990

NOTE E -- CHANGE IN TRUSTEE

Effective March 1, 1995, the Plan assets were transferred from Merrill Lynch Trust Company as trustee to SEI Trust, an affiliate of SEI Corporation, as part of an upgrade program intended to increase participation in the Plan. The appointment of SEI Trust as trustee combined the record keeping and trustee functions with the same provider.

NOTE F -- TRANSFERS TO OTHER PLANS

As  a  result of the sale of the Company's Turbomachinery  and
Baird AID businesses in January 1995, approximately 300 participants, or 9% of total participants, withdrew from the Plan approximately $2.2 million in the form of distributions and $4.5 million in the form of rollovers to other qualified plans. In addition, in April 1995, a separate plan was established for the participants associated with Varo, Inc., a wholly-owned subsidiary of the Company. Approximately $12.9 million in assets were transferred to the Varo Plan.







                             12




            IMO INDUSTRIES INC. EMPLOYEES STOCK SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT

                           December 31, 1995


Identity of Issuer,                                              Current
Borrower, Lessor or            Description of         Cost         Value
  Similar Party                 Investment
Imo Industries Inc.*        935,884 Shares of     $11,838,640   $6,434,202
                             Common Stock

Merrill Lynch Capital       430,885 Shares         11,467,293   13,161,269
 Fund

SEI Equity Income Fund      22,896 Shares             360,943      353,182

SEI S&P 500 Index Fund      268,733 Shares          4,521,242    5,354,235

SEI Small Cap Growth        32,908 Shares             621,466      546,938
 Fund

Scudder International       3,824 Shares              167,742      167,182
 Fund

Transamerica Life           8.45% Group Annuity     2,504,696    2,504,696
Insurance Company**          Contract Due
                             12/31/95

SEI Stable Asset Fund                              24,550,082   24,550,082

                                                  $56,032,104  $53,071,786



Loans to Participants      Payment terms vary
                            with interest rates
                            ranging from 9.7%
                            to 10%                  $714,350      $714,350


*Imo Industries Inc. is sponsor to the Plan.


**  On January 3, 1996 the Transamerica Life Insurance Company
    8.45% Group Annuity Contract was redeemed and proceeds were invested in the SEI Stable Asset Fund.



                             13



      IMO INDUSTRIES INC. EMPLOYEES STOCK SAVINGS PLAN
                   SCHEDULE OF REPORTABLE TRANSACTIONS

                Year Ended December 31, 1995
                   Number of    Purchase       Selling       Cost         Gain
   Investment      Transact-      Price         Price*       Basis*      (Loss)
                     ions

CATEGORY i -- Individual Transactions in Excess of 5% of Fair Value
              of Plan Assets
Merrill Lynch
 Retirement
 Preservation
 Trust                                        $7,560,863   $7,560,863

Commonwealth
 Equity Total
 Return
 Account
 Contract                                      5,466,223    4,461,586   $1,004,637


SEI Stable Asset
 Fund                           $7,560,863                  7,560,863

SEI S&P 500 Index
 Fund                            5,387,920                  5,387,920



CATEGORY iii -- Series of Transactions in Excess of 5% of Fair Value
                of Plan Assets

Merrill Lynch
 Capital Fund        143                     $4,157,810    $3,703,529     $454,281


Merrill Lynch
 Retirement
 Preservation
 Trust                 5                      8,931,925     8,931,925

Commonwealth
 Equity
 Total Return
 Account
 Contract              6                      5,636,507     4,607,541    1,028,966

SEI S&P 500 Index
 Fund                107         6,439,492                  6,439,492

SEI Stable Asset
 Fund                137        11,991,203                 11,991,203

SEI Stable Asset
 Fund                151                     11,833,208    11,833,208

NOTE: There are no reportable transactions under CATEGORY ii or iv during the year ended December 31, 1995.

* Selling price and cost basis of purchases represent the fair value of the investments on dates of transactions.



                             14
